Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 C.
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

07020089

SUPPL

TRADE SUBJECT TO NOTIFICATION

On 15 December 2006, in connection with Orkla's option programme, 59,004 options were exercised. 42,336 options were exercised at a strike price of NOK 130.00 and 16,668 options at a strike price of NOK 133.00. In addition 10,000 synthetic options were exercised at a strike price of NOK 110.74.

Primary insider Roar Engeland (EVP in Orkla) exercised 16,668 options and at the same time sold 16,668 shares in the market to an average price of NOK 349.38. In addition Engeland exercised 10,000 synthetic options (cash) to a price of NOK 110.74. After this transaction Engeland's new holding in Orkla ASA: 25,554 shares and 180,000 options.

Primary insider Torkild Nordberg (Managing Director Orkla Branded Consumer Goods) exercised 3,334 options and at the same time sold 1,000 shares in the market to an average price of NOK 349.38. After this transaction Nordberg's holding in Orkla ASA: 3,054 shares and 68,333 options.

Primary insider Bente Brevik (Managing Director in Nidar) exercised 5,000 options and at the same time sold 5,000 shares in the market at an average price of NOK 349.38. After this transaction Brevik's holding in Orkla ASA: 2,720 shares and 9,000 options.

Primary insider Håkon Mageli (SVP in Orkla Foods) exercised 3,334 options. After this transaction Mageli's holding in Orkla ASA: 9,285 shares and 10,000 options.

A total of 1,678,372 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 212,900 synthetic options of the cash bonus programme.

Orkla holds 2,352,761 of its own shares.

Orkla ASA
Oslo, 18 December 2006

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

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"Exemption No. 82-3998"

Notice to the Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, SVP, Investor Relations, Tel: +4722544411
Ole Kristian Lunde, SVP , Corporate Communications, Tel: +47 22 54 44 31

Date: 20.12.06

ORK – Sale of real estate assets

Orkla has entered into an agreement of intent on the sale of its shares in real estate projects at Fornebu, Oslo, to Scandinavian Property Development. If the parties come to an agreement, the final contract is expected to be signed in the first quarter of 2007. The book value of these shares is NOK 77 million. The gain on the sale is expected to total at least NOK 200 million.